UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 27, 2012

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VimpelCom receives notice of Preferred Share conversion from Altimo

Amsterdam (December 24, 2012), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NYSE:VIP), a leading global provider of telecommunications services, today announced that Altimo Cooperatief U.A. (“Altimo”) has delivered a notice to the Company that Altimo intends to convert 128,532,000 Convertible Preferred Shares of the Company owned by Altimo into Common Shares of the Company at a ratio of one Convertible Preferred Share for one Common Share.

The conversion date has been notified as April 16, 2013 and the conversion premium to be paid by Altimo to the Company upon conversion is USD 10.835, the closing mid-market price on December 21, 2012, per Convertible Preferred Share. Based on this conversion premium, once Altimo converts its preferred shares into common shares the Company will receive approximately USD 1.4 billion for the conversion. Altimo’s voting percentage, which is currently 47.9%, will not increase as a result of the conversion while its economic interest in the Company will increase from 52.7% to 56.2%, based on current outstanding share and ownership percentages.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to Altimo’s intention to convert its Convertible Preferred Shares of the Company and the results thereof. These forward-looking statements are based on management’s best assessment of the current circumstances. The actual outcome may differ materially from these statements and there can be no assurance that the conversion will take place as intended or that the results of the conversion will not differ from those discussed in this press release. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements, including the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of September 30, 2012 VimpelCom had 212 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information
Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)